================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                                  LIN TV CORP.
                                (Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE              532774 10 6
        (Title of class of securities)                    (CUSIP number)

                                 THOMAS O. HICKS
                         200 CRESCENT COURT, SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

       GREGORY M. SCHMIDT                             ROD D. MILLER
          LIN TV CORP.                          WEIL, GOTSHAL & MANGES LLP
FOUR RICHMOND SQUARE, SUITE 200                      767 FIFTH AVENUE
 PROVIDENCE, RHODE ISLAND 02906                  NEW YORK, NEW YORK 10153
         (401) 454-2880                               (212) 310-8000

                                   MAY 2, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

================================================================================



NY2:\1149825\04\_N7L03!.DOC\59476.0013

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 2 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         MR. THOMAS O. HICKS
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO, SC (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                         UNITED STATES
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                           45
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    23,704,296
        OWNED BY                                                                                           (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                      45
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                               23,704,296
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        23,704,341
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        47.59%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              IN
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 3 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         RANGER EQUITY PARTNERS, L.P.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             TEXAS
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    19,193,882
        OWNED BY                                                                                           (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                               19,193,882
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        19,193,882
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        38.54%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              PN
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 4 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         TOH/RANGER LLC
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             TEXAS
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    19,193,882
        OWNED BY                                                                                           (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               19,193,882
      PERSON WITH                                                                                          (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        19,193,882
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        38.54%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              OO
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 5 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         HICKS, MUSE, TATE & FURST
                            I.R.S. IDENTIFICATION NO.                        EQUITY FUND III, L.P.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  SC (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                            DELAWARE
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    4,240,587
        OWNED BY                                                                                           (see Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               4,240,587
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        4,240,587
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        8.5%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              PN
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 6 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         HM3/GP PARTNERS, L.P.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  SC (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             TEXAS
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    4,240,587
        OWNED BY                                                                                           (see Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               4,240,587
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        4,240,587
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        8.5%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              PN
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 7 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         HICKS MUSE GP PARTNERS III, L.P.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  SC (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             TEXAS
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    4,386,947
        OWNED BY                                                                                           (see Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               4,386,947
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        4,386,947
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        8.81%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              PN
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 8 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         HICKS MUSE FUND III INCORPORATED
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  SC (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             TEXAS
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    4,386,947
        OWNED BY                                                                                           (see Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               4,386,947
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        4,386,947
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        8.81%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                  Page 9 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         HM3 COINVESTORS, L.P.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  SC ( see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                            DELAWARE
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                     146,360
        OWNED BY                                                                                           (see Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                                146,360
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                         146,360
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0.29%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              PN
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                 Page 10 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         HICKS, MUSE & CO. PARTNERS, L.P.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  00 (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                            DELAWARE
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                           -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                 8               SHARED VOTING POWER:                                     123,466
        OWNED BY                                                                                          (see Item 5)

          EACH             -------------------     --------------------------------------------------------------------------------
       REPORTING                   9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                           -------------------     --------------------------------------------------------------------------------
                                   10              SHARED DISPOSITIVE POWER:                                123,466
                                                                                                          (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                         123,466
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0.25%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              PN
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  532774 10 6                                            13D                                                 Page 11 of 31
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         HM PARTNERS INC.
                            I.R.S. IDENTIFICATION NO.
                            OF ABOVE PERSON (ENTITIES ONLY)*
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [ ]
                                                                                                             (b) [X]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO (see Item 3)
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                            DELAWARE
------------------------    --------------------------------------------------------------------------------------------------------
                                   7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                           -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                 8               SHARED VOTING POWER:                                     123,466
        OWNED BY                                                                                          (see Item 5)

          EACH             -------------------     --------------------------------------------------------------------------------
       REPORTING                   9               SOLE DISPOSITIVE POWER:                                       0

      PERSON WITH
                           -------------------     --------------------------------------------------------------------------------
                                   10              SHARED DISPOSITIVE POWER:                                123,466
                                                                                                          (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                         123,466
                                                                                                           (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):c                                       0.25%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


* Voluntary, not mandatory.


ITEM 1.    SECURITY AND ISSUER

           The title and class of equity security to which this statement on
Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of LIN TV Corp., a Delaware corporation ("LIN"). The principal executive offices of LIN are located at Four Richmond Square, Suite 200, Providence, Rhode Island 02906.

ITEM 2.    IDENTITY AND BACKGROUND

           (a) Name of Persons filing this Statement (the "Filing Parties"):

           Mr. Thomas O. Hicks

           Ranger Equity Partners, L.P., a Texas limited partnership ("Ranger");

           TOH/Ranger LLC, a Texas limited liability company ("TOH");

           Hicks, Muse, Tate & Furst Equity Fund III, L.P., a Delaware limited partnership ("Fund III");

           HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP
           Partners");

           Hicks Muse GP Partners III, L.P., a Texas limited partnership ("GP Partners III");

           Hicks Muse Fund III Incorporated, a Texas corporation ("Fund III Incorporated");

           HM3 Coinvestors, L.P., a Delaware limited partnership ("HM3 Coinvestors");

           Hicks, Muse & Co. Partners, L.P., a Texas limited partnership ("HM & Co."); and

           HM Partners Inc., a Texas corporation ("HM Partners").

           (b) - (c)

           MR. THOMAS O. HICKS

           Mr. Thomas O. Hicks is a partner of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. Mr. Hicks is the sole member of TOH, which is the general partner of Ranger. Mr. Hicks is also the sole shareholder, sole director and an Executive Officer of Fund III Incorporated, which is the sole general partner of GP Partners III, which is the sole general partner of HM3 Coinvestors and HM3/GP Partners, which is the sole general partner of Fund III. Mr. Hicks is also the majority shareholder, a director and an Executive Officer of HM Partners, which is the sole general partner of HM&Co. The business address of Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

           RANGER

           Ranger is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Ranger, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to TOH, the sole general partner of Ranger, is set forth below.

           TOH

           TOH is a Texas limited liability company, the principal business of which is to serve as the general partner in various partnerships, including Ranger. The business address of TOH, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Thomas O. Hicks, the sole member of TOH, is set forth above.

           FUND III

           Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth below.

           HM3/GP PARTNERS

           HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth below.

           GP PARTNERS III

           GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth below.

           FUND III INCORPORATED

           Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Thomas O. Hicks, the sole shareholder, sole director and an executive officer of Fund III Incorporated, is set forth above. Information with respect to John R. Muse, Charles W. Tate, Jack D. Furst, Dan H. Blanks, Rick Neuman, Peter S. Brodsky and Lyndon Lea, each of which serve as an executive officer of Fund III incorporated, is set forth below under " Directors and Executive Officers."

           HM3 COINVESTORS

           HM3 Coinvestors is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

           HM&CO.

           HM&Co. is a Texas limited partnership, the principal business of which is to provide investment management services to various companies and private investment funds affiliated with Hicks Muse. The business address of HM&Co., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of HM&Co., is set forth below.

           HM PARTNERS

           HM Partners is a Texas corporation, the principal business of which is to serve as the sole general partner of HM&Co. The business address of HM Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Thomas O. Hicks, the controlling shareholder, a director and executive officer of HM Partners, is set forth above. Information with respect to John R. Muse and Jack D. Furst, each of whom serves as an executive officer of HM Partners, is set forth below "Directors and Executive Officers."

           DIRECTORS AND EXECUTIVE OFFICERS

           Information with respect to Mr. Hicks is previously set forth above.

           The principal business address of each of Messrs. Muse, Tate, Furst, Blanks, Neuman, Brodsky and Lea is 200 Crescent Court Suite 1600, Dallas, Texas 75201. Each of Messrs. Muse, Tate, Furst, Blanks, Neuman, Brodsky and Lea is presently an executive officer of Hicks Muse, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities.

           (d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f) All of the natural persons identified in this Item 2 are citizens of the United States of America, except for Mr. Lea, who is a citizen of Canada.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           As of May 2, 2002, the date on which shares of the Company's Class A Common Stock first became registered pursuant to Section 12(b) of the Exchange Act, all of the shares of Class B Common Stock reported by Ranger and TOH on this Schedule 13D were acquired in connection with the acquisition of the Company in March 1998.

           Upon the consummation of the acquisition of Sunrise Television Corp. by merger (the "Sunrise Acquisition") on May 2, 2002, the Company issued shares of Class B Common Stock to each of Thomas O. Hicks, Fund III and HM3 Coinvestors. In connection with the merger, each issued and outstanding share of Sunrise Television Corp. automatically converted into the right to receive shares of common stock.

           As partial consideration for the termination of a monitoring and oversight agreement and the amendment of a financial advisory agreement, in each case between the Company and HM&Co., the Company issued to HM&Co. warrants to purchase shares of Class B Common Stock.

           Pursuant to an Amended and Restated Exchange Agreement, dated as of April 30, 2002, Fund III and HM3 Coinvestors received shares of Class B Common Stock in exchange for shares 14% redeemable preferred stock of STC Broadcasting, Inc. (a subsidiary of Sunrise Television Corp.) 14% senior subordinated notes of Sunrise Television Corp. that Fund III and HM3 Coinvestors acquired from a third party.

ITEM 4.    PURPOSE OF TRANSACTION

           The shares of Class B Common Stock and the warrants to purchase Class B Common Stock beneficially owned by the Filing Parties are being held by such Filing Parties for investment purposes. Thomas O. Hicks, through the relationships described in Item 5 hereof, may be deemed to beneficially own approximately 47.59% of the Class B Common Stock of the Company. None of the Filing Parties currently has any plan or proposal to acquire or dispose of additional securities of the Company, other than such additional shares of Class B Common Stock as may be issued to them in connection with the Sunrise Acquisition (in the event the Company disposes of certain North Dakota television station assets prior to the time specified in the merger agreement). The Filing Parties will continually review their investment in the Company's securities and, subject to market conditions, general economic conditions, contractual and legal restrictions and other factors, any Filing Party may in the future determine to acquire additional shares of Class B Common Stock or other securities convertible into or exchangeable or exercisable for Class A Common Stock of the Company or dispose of shares of Class B Common Stock it currently owns. Each Filing Party has agreed with the underwriters in the Company's initial public offering of its Class A Common Stock not offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of the Company's common stock or other securities convertible into or exchangeable or exercisable for shares of the Company's common stock or derivatives of such common stock owned by each Filing Party prior to the initial public offering for a period of 180 days after the effective date of the registration statement regarding such offering without the prior written consent of Deutsche Bank Securities Inc.

           Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER

           All securities currently held by the Filling Parties are either shares of Class B Common Stock or, in the case of HM&Co., warrants exercisable for shares of Class B Common Stock. Each outstanding share of Class B Common Stock may be converted at the option of the holder into a share of Class A Common Stock, at any time, subject to the receipt of all requisite regulatory approvals.

           The Filing Parties have no current intention to convert their shares of Class B Common Stock into shares of Class A Common Stock. The Filing Parties would consider electing to convert their respective shares of Class B Common Stock if the legal requirements limiting ownership of interests in broadcast and other media businesses change to permit the ownership of voting interests in the Company or if the Filing Parties dispose of their interests in other broadcast or media businesses that would give rise to legal ownership limitations as a result of such a share conversion.

           (a)

           (1) Mr. Hicks may be deemed to beneficially own in the aggregate 23,704,341 shares of the Class B Common Stock of the Company, representing approximately 47.59% of the outstanding shares of all classes of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 45 shares, and shared voting and dispositive power with respect to 23,704,296 shares as a result of the relationships described in paragraph (b)(1) below.

           (2) Ranger may be deemed to beneficially own in the aggregate 19,193,882 shares of the Class B Common Stock of the Company, representing approximately 38.54% of the outstanding shares of all classes of Common Stock. Of such shares, Ranger has sole voting and dispositive power with respect to no shares, and shares voting and dispositive power with respect to 19,193,882 shares as a result of the relationships described in paragraph (b)(3) below.

           (3) TOH may be deemed to beneficially own in the 19,193,882 shares of the Class B Common Stock of the Company, representing approximately 38.54% of the outstanding shares of all classes of Common Stock. Of such shares, TOH has sole voting and dispositive power with respect to no shares, and shares voting and dispositive power with respect to 19,193,882 shares as a result of the relationships described in paragraph (b)(3) below.

           (4) Fund III may be deemed to beneficially own in the aggregate 4,240,587 shares of the Class B Common Stock of the Company, representing approximately 8.5% of the outstanding shares of all classes of Common Stock. Of such shares, Fund III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,240,587 shares as a result of the relationships described in paragraphs (b)(5), (6) and (7) below.

           (5) HM3/GP Partners may be deemed to beneficially own in the aggregate 4,240,587 shares of the Class B Common Stock of the Company, representing approximately 8.5% of the outstanding shares of all classes of Common Stock. Of such shares, HM3/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,240,587 shares as a result of the relationships described in paragraphs (b)(6) and (7) below.

           (6) GP Partners III may be deemed to beneficially own in the aggregate 4,386,947 shares of the Class B Common Stock of the Company, representing approximately 8.81% of the outstanding shares of all classes of Common Stock. Of such shares, GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,386,947 shares as a result of the relationships described in paragraphs (b)(6) and (7) below.

           (7) Fund III Incorporated may be deemed to beneficially own in the aggregate 4,386,947 shares of the Class B Common Stock of the Company, representing approximately 8.81% of the outstanding shares of all classes of Common Stock. Of such shares, Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 4,386,947 shares as a result of the relationships described in paragraph (b)(7) below.

           (8) HM3 Coinvestors may be deemed to beneficially own in the aggregate 146,360 shares of the Class B Common Stock of the Company, representing approximately 0.29% of the outstanding shares of all classes of Common Stock. Of such shares, HM3 Coinvestors has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 146,360 shares as a result of the relationships described in paragraphs (b)(6) and (7) below.

           (9) HM&Co. may be deemed to beneficially own in the aggregate 123,466 shares of the Class B Common Stock of the Company, representing approximately 0.25% of the outstanding shares of all classes of Common Stock. Of such shares, HM&Co. has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,466 shares as a result of the relationships described in paragraph (b)(10) below. All 123,466 of such shares for which HM&Co. may be deemed to have shared voting and dispositive power are warrants to purchase Class B Common Stock that are currently exercisable.

           (10) HM Partners may be deemed to beneficially own in the aggregate 123,466 shares of the Class B Common Stock of the Company, representing approximately 0.25% of the outstanding shares of all classes of Common Stock. Of such shares, HM Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 123,466 shares as a result of the relationships described in paragraph (b)(10) below. All 123,466 of such shares for which HM Partners may be deemed to have shared voting and dispositive power are warrants to purchase Class B Common Stock that are currently exercisable.

           (b)

           (1) Of the 23,704,296 shares of Class B Common Stock for which Mr. Hicks has shared voting and dispositive power, (i) 19,193,882 shares of Class B Common Stock are owned of record by Ranger Equity Partners, L.P., (ii) 4,240,587 shares of Class B Common Stock are owned of record by Fund III, (iii) 146,360 shares of Class B Common Stock are owned of record by HM3 Coinvestors, and (iv) 123,466 shares of Class B Common Stock are issuable to HM&Co. upon the exercise of immediately exercisable warrants to purchase Class B Common Stock.

           TOH is the sole general partner of Ranger and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Ranger. Mr. Hicks is the sole member of TOH and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by TOH.

           HM3/GP Partners is the sole general partner of Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Fund III. GP Partners III is the sole general partner of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by GP Partners III. Mr. Hicks is the sole shareholder, sole director and an executive officer of Fund III Incorporated and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by Fund III Incorporated.

           HM Partners is the general partner of HM&Co. and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock issuable upon the exercise of warrants held by HM&Co. Mr. Hicks is the majority shareholder, a director and an executive officer of HM Partners and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM Partners.

           (2) Of the 19,193,882 shares of Class B Common Stock for which Ranger has shared voting and dispositive power, all of such shares are held of record by Ranger.

           (3) Of the 19,193,882 shares of Class B Common Stock for which TOH has shared voting and dispositive power, none of such shares are held of record by TOH and all of such shares are held of record by Ranger. TOH is the sole general partner of Ranger and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Ranger.

           (4) Of the 4,240,587 shares of Class B Common Stock for which Fund III has shared voting and dispositive power, all of such shares are held of record by Fund III.

           (5) Of the 4,240,587 shares of Class B Common Stock for which HM3/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM3/GP Partners and all of such shares are held of record by Fund
III. HM3/GP Partners is the sole general partner Fund III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock owned of record by Fund III.

           (6) Of the 4,386,947 shares of Class B Common Stock for which GP Partners III has shared voting and dispositive power, none of such shares are held of record by GP Partners III, 4,240,587 of such shares are held of record by Fund III and therefore, may be beneficially owned by HM3/GP Partners and 146,360 are held of record by HM3 Coinvestors. GP Partners III is the sole general partner of each of HM3/GP Partners and HM3 Coinvestors and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by HM3/GP Partners and held of record by HM3 Coinvestors.

           (7) Of the 4,386,947 shares of Class B Common Stock for which Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated and all of such shares are held of record by Fund III and therefore, may be deemed to be beneficially owned by GP Partners III. Fund III Incorporated is the sole general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock beneficially owned by GP Partners III.

           (8) Of the 146,360 shares of Class B Common Stock for which HM3 Coinvestors has shared voting and dispositive power, all of such shares are held of record by HM3 Coinvestors.

           (9) Of the 123,466 shares of Class B Common Stock for which HM&Co. has shared voting and dispositive power, all of such shares are issuable upon exercise of warrants held of record by HM&Co. that are currently exercisable.

           (10) Of the 123,466 shares of Class B Common Stock for which HM Partners has shared voting and dispositive power, none of such shares are held of record by HM Partners and all of such shares are issuable upon the exercise of warrants held of record by HM&Co. that are currently exercisable. HM Partners is the general partner of HM&Co. and, therefore, may be deemed to be the beneficial owner of the shares of Class B Common Stock held of record by HM&Co.

           Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Class A Common Stock covered by this Statement (or shares of Class B Common Stock) not owned by him or it of record.

           (c) See Item 4.

           (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partners described in paragraphs (a) and (b) above is governed by the limited partnership and limited liability agreements, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than as set forth below in this Item 6, the rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

           Certain Filing Parties have the benefits of a Registration Rights Agreement by which such Filing Parties have the right to require the Company, on two occasions, to register with the Securities and Exchange Commission shares of the Class A Common Stock into which their shares of Class B Common Stock are convertible, subject to certain conditions. Such Filing Parties will also have an unlimited number of "piggy back" registration rights and will agree not to sell Class A Common Stock during any period beginning ten days prior and 180 days following any underwritten registration, unless the managing underwriter otherwise agrees. Under the Registration Rights Agreement, the Company will bear all registration expenses, other than underwriting discounts, commissions and fees and agrees to indemnify such Filing Parties against any liabilities that may result from their sale of Class A Common Stock.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           1. Joint Filing Agreement by and among Thomas O. Hicks, Ranger Equity Partners, L.P., TOH/Ranger LLC, Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, L.P., Hicks, Muse & Co. Partners, L.P. and HM Partners Inc., dated May 13, 2002.

           2. Registration Rights Agreement, dated as of May 8, 2002, by and among LIN TV Corp. (f/k/a Ranger Equity Holdings Corporation) and the stockholders named therein.

           3. Amended and Restated Financial Advisory Agreement, dated as of February 20, 2002, among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp. and Hicks, Muse & Co. Partners, L.P.

           4. First Amendment to Amended and Restated Financial Advisory Agreement, dated as of April 30, 2002, by and among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P.

           5. Termination and Release Agreement, dated as of February 20, 2002, by and among LIN Television Corp., LIN TV Corp., LIN Holdings Corp. and Hicks Muse & Co. Partners L.P.

           6. First Amendment to Termination and Release Agreement, dated as of April 30, 2002, by and among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 2002                  By:                       *
                                  ---------------------------------------------
                                  Thomas O. Hicks


                             *By: /s/ David W. Knickel
                                  ---------------------------------------------
                                  Name: David W. Knickel
                                  Title: Attorney-in-fact

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 13, 2002                       RANGER EQUITY PARTNERS, L.P.

                                   By: TOH/RANGER, LLC, its general partner

                                   By: /s/ David W. Knickel
                                       ----------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 13, 2002                            TOH/RANGER, LLC

                                        By: /s/ David W. Knickel
                                            -----------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 13, 2002                    HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

                                By: HM3/GP Partners, L.P., its general partner

                                By: Hicks Muse GP Partners III, L.P., its
                                    general partner

                                By: Hicks Muse Fund III Incorporated, its
                                    general partner

                                By: /s/ David W. Knickel
                                    -------------------------------------------
                                    Name: David W. Knickel
                                    Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2002                          HM3/GP PARTNERS, L.P.

                                      By: Hicks Muse GP Partners III, L.P.,
                                          its general partner

                                      By: Hicks Muse Fund III Incorporated, its
                                          general partner

                                      By: /s/ David W. Knickel
                                          -------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2002                          HICKS MUSE GP PARTNERS III, L.P.

                                      By: Hicks Muse Fund III Incorporated, its
                                          general partner

                                      By: /s/ David W. Knickel
                                          --------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2002                          HICKS MUSE FUND III INCORPORATED

                                      By: /s/ David W. Knickel
                                          ------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.

May 13, 2002                            HM3 COINVESTORS, L.P.

                                        By: Hicks Muse GP Partners III, L.P.,
                                            its general partner

                                        By: Hicks Muse Fund III Incorporated,
                                            its general partner

                                        By: /s/ David W. Knickel
                                            -----------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 2002                        HICKS, MUSE & CO. PARTNERS, L.P.


                                    By: HM Partners Inc., its general partner

                                    By: /s/ David W. Knickel
                                        ---------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President and Treasurer

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 2002                             HM PARTNERS INC.

                                         By: /s/ David W. Knickel
                                             ----------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President and Treasurer

                                  EXHIBIT INDEX

1. Joint Filing Agreement by and among Thomas O. Hicks, Ranger Equity Partners, L.P., TOH/Ranger LLC, Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM3/GP Partners, L.P., Hicks Muse GP Partners III, L.P., Hicks Muse Fund III Incorporated, HM3 Coinvestors, HM & Co. Partners, L.P. and HM Partners Inc., dated May 13, 2002.

2. Registration Rights Agreement, dated as of May 8, 2002, by and among LIN TV Corp. (f/k/a Ranger Equity Holdings Corporation) and the stockholders named therein (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 of LIN TV Corp., dated May 2, 2002, File No. 333-83068).

3. Amended and Restated Financial Advisory Agreement, dated as of February 20, 2002, among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp. and Hicks, Muse & Co. Partners, L.P. (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 of LIN TV Corp., dated May 2, 2002, File No. 333-83068).

4. First Amendment to Amended and Restated Financial Advisory Agreement, dated as of April 30, 2002, by and among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P. (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 of LIN TV Corp., dated May 2, 2002, File No. 333-83068).

5. Termination and Release Agreement, dated as of February 20, 2002, by and among LIN Television Corp., LIN TV Corp., LIN Holdings Corp. and Hicks Muse & Co. Partners L.P. (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 of LIN TV Corp., dated May 2, 2002, File No. 333-83068).

6. First Amendment to Termination and Release Agreement, dated as of April 30, 2002, by and among LIN Television Corporation, LIN Holdings Corp., LIN TV Corp., Ranger Equity Holdings A Corp., Ranger Equity Holdings B Corp., and Hicks, Muse & Co. Partners, L.P. (incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 of LIN TV Corp., dated May 2, 2002, File No. 333-83068).